EXHIBIT 21

SUBSIDIARIES

Name	Jurisdiction of Organization
Instacash Pty Ltd.	Australia
(80% owned by Kibush Capital Corporation)

Aqua Mining (PNG) Limited	Independent State of Papua New Guinea
(49% owned by Kibush Capital Corporation)

Angel Jade Pty Ltd.	Australia
(51% owned by Kibush Capital Corporation)